Term sheet	Filed pursuant to Rule 433
File No. 333-143490
June 5, 2007
Ciena Corporation
$450,000,000
0.875% Convertible Senior Notes Due 2017

Issuer:	Ciena Corporation

Ticker / Exchange:	CIEN / NASDAQ

Title of securities:	0.875% Convertible Senior Notes Due 2017

Aggregate principal amount offered:	$450,000,000

Principal amount per note:	$1,000.00

Issue price:	100%

Over-allotment option:	$50,000,000

Annual interest rate:	0.875% per year, accruing from June 11, 2007

Conversion premium:	Approximately 15% over the closing price on NASDAQ of $33.17 on June 5, 2007

Conversion price:	Approximately $38.15 per share of common stock

Conversion rate:	26.2154 shares of common stock per $1,000.00 principal amount notes (subject to adjustment)

Trustee:	Bank of New York

Interest payment dates:	June 15 and December 15 of each year, beginning December 15, 2007

Maturity date:	June 15, 2017

Fixed put dates:	None

Dividend protection:	The conversion rate will be adjusted upward for any cash dividends.

Repurchase at the option of the holder upon fundamental change:	Upon a fundamental change, holders may, subject to certain exceptions, require the Issuer to repurchase for cash all or a portion of their 0.875% convertible senior notes at a repurchase price equal to 100% of the principal amount of the 0.875% convertible senior notes to be repurchased, plus accrued and unpaid interest, if any, to the repurchase date.

Redemption:	Issuer may not redeem the 0.875% convertible senior notes prior to the maturity date.

Ranking:	The 0.875% convertible senior notes will constitute part of Issuer’s senior debt. They will rank equally with all of Issuer’s other senior unsecured debt.

Use of proceeds:	Issuer intends to use approximately $38.25 million of the net proceeds from the offering (or approximately $42.50 million if the underwriter exercises its option to purchase additional notes in full) to purchase a call spread option on Issuer’s common stock that is intended to limit exposure to potential dilution from conversion of the notes.

Issuer intends to use the remaining net proceeds from the offering for general corporate purposes. These purposes may include the repurchase of all or a portion of Issuer’s outstanding 3.75% Convertible Senior Notes due 2008, or the repayment of the principal amount of those notes at maturity. Issuer may acquire the outstanding 3.75% convertible notes through tender offers, open market purchases, privately negotiated transactions or otherwise.

Trade date:	June 6, 2007

Settlement date:	June 11, 2007

CUSIP:	171779AC5

ISIN NUMBER:	US171779AC53

Bookrunning manager:	Deutsche Bank Securities

Adjustment to conversion rate upon a specified fundamental change:	Holders who convert their 0.875% convertible senior notes in connection with a specified fundamental change will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for 0.875% convertible senior notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $1,000.00 principal amount of the 0.875% convertible senior notes.

	Stock Price
Effective Date	$33.17	$37	$41	$45	$50	$55	$60	$70	$80	$90	$100	$125
June 5, 2007	3.93	3.20	2.55	2.06	1.59	1.24	0.98	0.61	0.38	0.24	0.14	0.02
June 15, 2008	3.93	3.35	2.66	2.14	1.65	1.28	1.01	0.63	0.39	0.24	0.14	0.02
June 15, 2009	3.93	3.49	2.76	2.21	1.69	1.31	1.02	0.63	0.39	0.23	0.14	0.02
June 15, 2010	3.93	3.63	2.85	2.26	1.72	1.32	1.02	0.62	0.38	0.22	0.13	0.02
June 15, 2011	3.93	3.74	2.91	2.29	1.72	1.30	1.00	0.59	0.35	0.20	0.11	0.01
June 15, 2012	3.93	3.82	2.93	2.28	1.68	1.26	0.95	0.54	0.31	0.17	0.09	0.00
June 15, 2013	3.93	3.85	2.90	2.21	1.60	1.16	0.86	0.47	0.25	0.13	0.06	0.00
June 15, 2014	3.93	3.79	2.77	2.05	1.43	1.00	0.71	0.36	0.17	0.08	0.03	0.00
June 15, 2015	3.93	3.56	2.48	1.74	1.13	0.74	0.48	0.20	0.08	0.02	0.00	0.00
June 15, 2016	3.93	2.99	1.85	1.13	0.60	0.32	0.17	0.04	0.00	0.00	0.00	0.00
June 15, 2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
     The stock prices and additional share amounts set forth above are based upon a closing sale price of $33.17 on June 5, 2007 and an initial conversion rate of 26.2154 shares of our common stock per $1,000 in principal amount of notes, which is equal to an initial conversion price of approximately $38.15 per share.
     The exact stock price and conversion dates may not be set forth in the table in which case, if the stock price is:
•	between two stock price amounts on the table or the conversion date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	more than $125.00 per share (subject to adjustment), no adjustment will be made to the conversion rate as a result of the fundamental change; or

•	less than $33.17 per share (subject to adjustment), no adjustment will be made to the conversion rate as a result of the fundamental change.
     Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note exceed 30.1477 per $1,000 initial principal amount of the notes, after giving effect to the increase in the conversion rate described above, subject to anti-dilution adjustments.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or underwriter will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities toll free at 1-800-503-4611.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.